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As Filed with the Securities and
Exchange Commission on December 16,1997                         File No. 70-9095



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                 ------------------------------------------

                               AMENDMENT NO.2 TO
                            APPLICATION-DECLARATION
                                  ON FORM U-1
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 ------------------------------------------

                                 CONECTIV, INC.
                         DELMARVA POWER & LIGHT COMPANY
                          SUPPORT CONECTIV, INC.(1, 2)
                           DELMARVA INDUSTRIES, INC.
                              DELMARVA ENERGY CO.
                                800 King Street
                             Wilmington, DE  19899

DELMARVA CAPITAL INVESTMENTS, INC.        ATLANTIC CITY ELECTRIC COMPANY
CONECTIV SERVICES, INC.                   DEEPWATER OPERATING COMPANY
CONECTIV COMMUNICATIONS, INC.             ATLANTIC ENERGY ENTERPRISES, INC.
DELMARVA SERVICES COMPANY                 ATLANTIC ENERGY INTERNATIONAL, INC.
DCI I, INC.                               6801 Black Horse Pike
DCI II, INC.                              Egg Harbor Township, NJ 08234
DELMARVA CAPITAL TECHNOLOGY CO.
DCTC-BURNEY, INC.                         ATLANTIC GENERATION, INC.
DELMARVA CAPITAL REALTY COMPANY           ATLANTIC SOUTHERN PROPERTIES, INC.
CHRISTIANA CAPITAL MANAGEMENT, INC.       ATE INVESTMENT, INC.
POST AND RAIL FARMS, INC.                 ATLANTIC THERMAL SYSTEMS, INC.
DELMARVA OPERATING SERVICES CO.           COASTALCOMM, INC.
DELSTAR OPERATING COMPANY                 ATLANTIC ENERGY TECHNOLOGY, INC.
DELWEST OPERATING COMPANY                 BINGHAMTON GENERAL, INC.
DELCAL OPERATING COMPANY                  BINGHAMTON LIMITED, INC.
CONECTIV SOLUTIONS, INC.                  PEDRICK LIMITED, INC.
CONECTIV ENTERPRISES, INC.(1)             PEDRICK GENERAL, INC.
CONECTIV ENERGY, INC.(1)                  VINELAND LIMITED, INC.
252 Chapman Road                          VINELAND GENERAL, INC.
P.O. Box 6066                             ATLANTIC JERSEY THERMAL SYSTEMS, INC.
Newark, DE  19714                         ATS OPERATING SERVICES, INC.
                                          THE EARTH EXCHANGE, INC.
                                          ATLANTIC PAXTON COGENERATION, INC.
                                          5100 Harding Highway
                                          Mays Landing, NJ 08330


         -----------------------------------------------------------
     (Names of companies filing this statement and addresses of principal executive offices)



                                 CONECTIV, INC.

         -----------------------------------------------------------
                (Name of top registered holding company parent)
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      Barbara S. Graham                   Michael J. Barron
      President                           Vice President
      Conectiv, Inc.                      Conectiv, Inc.
      800 King Street                     6801 Black Horse Pike
      Wilmington, Delaware  19899         Egg Harbor Township, NJ  08234


         -----------------------------------------------------------
                  (Names and addresses of agents for service)


The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:


 Dale G. Stoodley, Esq.                James E. Franklin II, Esq.          Joyce Koria Hayes, Esq.
 Delmarva Power & Light Company        Atlantic Energy, Inc.               7 Graham Court
 800 King Street                       6801 Black Horse Pike               Newark, DE  19711
 Wilmington, DE  19899                 Egg Harbor Township, NJ  08234

------------------------
(1)   Companies to formed prior to Merger
(2)   To be renamed Conectiv Resource Partners, Inc.

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The Application-Declaration as previously filed is hereby amended as follows:


ITEM 2.  FEES, COMMISSIONS AND EXPENSES

(a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Estimated Legal Fees and Expenses                  $20,000

Estimated Miscellaneous Expenses                    10,000
                                                 ---------

Total                                              $30,000

*The above fees do not include the expenses for the public issuance of long-term debt and equity securities. As noted previously, Conectiv proposes that such fees be capped at 5% of the issuance amount.


ITEM 6.  EXHIBITS

(a) Exhibits

A-1  Restated Certificate of Incorporation of Conectiv (previously filed)

A-2 Form of Conectiv Indenture including Form of Debenture and Form of Medium - Term Note (filed herewith)

A-3  Forms of Conectiv Common Stock Certificates (filed herewith)

A-4  Form of Conectiv Commercial Paper Note (previously filed)

A-5  Form of Bid Note Agreement (filed herewith)

A-6  Form of System Money Pool Evidence of Deposit (previously filed)

A-7  Form of System Money Pool Short-Term Grid Note (previously filed)

A-8  Draft Investment Guidelines (previously filed)

A-9  Form of Money Pool Agreement (filed herewith)

B-1 Form of Standard Conectiv Underwriting Agreement (Common Stock) (filed herewith)
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B-2  Form of Standard Conectiv Underwriting Agreement (Debt) (filed herewith)

B-3 Form of Standard Conectiv Master Distribution Agreement (Medium-Term Notes) (filed herewith)

B-4 Summary of Terms of Conectiv Incentive Compensation Plan (incorporated by reference to the filing on Form S-4 (File No. 333-18843) dated December 26, 1996

B-5 Conectiv Dividend Reinvestment Plan (to be filed by amendment via incorporation by reference)

F-1  Opinion of Counsel (to be filed by amendment)

H-1  Proposed Notice (previously filed)

H-2  Financial Data Schedules (previously filed)

I-1 Summary of existing financing arrangements for Delmarva and subsidiaries (previously filed).

I-2  Summary of existing financing arrangements for Atlantic and subsidiaries (previously filed).
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                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 2 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


DATE:                                      CONECTIV, INC.

December 16, 1997                          /s/ B.S. Graham
-----------------                          ----------------------------------
                                           President


                                           DELMARVA POWER & LIGHT COMPANY
                                           DELMARVA INDUSTRIES, INC.
                                           DELMARVA ENERGY COMPANY
                                           DELMARVA CAPITAL INVESTMENTS, INC.
                                           CONECTIV SERVICES, INC.
                                           DCI I, INC.
                                           DCI II, INC.
                                           DELMARVA CAPITAL TECHNOLOGY COMPANY
                                           DCTC-BURNEY, INC.
                                           DELMARVA CAPITAL MANAGEMENT, INC.
                                           POST AND RAIL FORMS, INC.
                                           DELMARVA OPERATING SERVICES COMPANY
                                           DELSTAR OPERATING COMPANY
                                           DELWEST OPERATING COMPANY
                                           DELCAL OPERATING COMPANY

December 16, 1997                          /s/ D. P. Connelly
-----------------                          ------------------------------------
                                           Secretary


                                           CONECTIV SOLUTIONS, INC.

December 16, 1997                          /s/ H. E. Cosgrove
-----------------                          ------------------------------------
                                           Chairman and Chief Executive Officer
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                                           ATLANTIC CITY ELECTRIC COMPANY

December 16, 1997                          /s/ L. M. Walters
-----------------                          ------------------------------------
                                           Vice President, Treasurer
                                              & Assistant Secretary


                                           DEEPWATER OPERATING COMPANY

December 16, 1997                          /s/ L. M. Walters
-----------------                          ------------------------------------
                                           Treasurer


                                           ATLANTIC ENERGY ENTERPRISES, INC.

December 16, 1997                          /s/ F. E. DiCola
-----------------                          ------------------------------------
                                           Senior Vice President and Treasurer


                                           ATLANTIC ENERGY INTERNATIONAL, INC.

December 16, 1997                          /s/ J. E. Franklin II
-----------------                          ------------------------------------
                                           Secretary


                                           ATLANTIC GENERATION, INC.

December 16, 1997                          /s/ F. E. DiCola
-----------------                          ------------------------------------
                                           Treasurer and Secretary


                                           ATLANTIC SOUTHERN PROPERTIES, INC.

December 16, 1997                          /s/ F. E. DiCola
-----------------                          ------------------------------------
                                           Vice President and Treasurer


                                           ATE INVESTMENT, INC.

December 16, 1997                          /s/ F.E. DiCola
-----------------                          ----------------------------------
                                           Vice President and Treasurer
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                                           ATLANTIC THERMAL SYSTEMS, INC.

December 16, 1997                          /s/ F. E. DiCola
-----------------                          -------------------------------------
                                           President and Chief Executive Officer


                                           COASTAL COMM, INC.

December 16, 1997                          /s/ R. L. Aveyard
-----------------                          -------------------------------------
                                           President and Treasurer


                                           ATLANTIC ENERGY TECHNOLOGY, INC.

December 16, 1997                          /s/ F. E. DiCola
-----------------                          -------------------------------------
                                           Treasurer


                                           BINGHAMTON GENERAL, INC.
                                           BINGHAMTON LIMITED, INC.
                                           PEDRICK LIMITED, INC.
                                           PEDRICK GENERAL, INC.
                                           VINELAND LIMITED, INC.
                                           VINELAND GENERAL, INC.

December 16, 1997                          /s/ F. E. DiCola
-----------------                          -------------------------------------
                                           Vice President


                                           ATLANTIC JERSEY THERMAL SYSTEMS, INC.

December 16, 1997                          /s/ F. E. DiCola
-----------------                          -------------------------------------
                                           President


                                           ATS OPERATING SERVICES, INC.

December 16, 1997                          /s/ F. E. DiCola
-----------------                          -------------------------------------
                                           President


                                           THE EARTH EXCHANGE, INC.

December 16, 1997                          /s/ F. E. DiCola
-----------------                          -------------------------------------
                                           President
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                                           ATLANTIC PAXTON COGENERATION, INC.

December 16, 1997                          /s/ F. E. DiCola
-----------------                          -------------------------------------
                                           President
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                                 EXHIBIT INDEX


A-2 Form of Conectiv Indenture including Form of Debenture and Form of Medium-Term Note

A-3      Forms of Conectiv Stock Certificates

A-5      Form of Bid Note

A-9      Form of Money Pool Agreement

B-1      Form of Standard Conectiv Underwriting Agreement (Common Stock)

B-2      Form of Standard Conectiv Underwriting Agreement (Debt)

B-3      Form of Standard Conectiv Master Distribution Agreement (Medium-Term
         Notes)